Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

August 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Holt
Jeffrey Gabor
Division of Corporation Finance
Office of Real Estate & Construction

Re:	reAlpha Tech Corp.
Registration Statement on Form S-11
Filed August 8, 2023
File No. 333-273782

Ladies and Gentlemen:

On behalf of our client,  reAlpha Tech Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-11 of the Company, originally filed with the Commission on August 8, 2023 (as amended, the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Devanur, the Company’s Chief Executive Officer, dated August 25, 2023, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-11 filed August 8, 2023

Note 2 - Summary of Significant Accounting Policies, page F-7

1. Your response to prior comment 9 indicates that if the Syndication LLC sells 100% of its membership interests to investors Rhove would no longer hold any ownership interest in the Syndication LLC. Please reconcile this assertion with disclosure on pages 67 and 68 of your filing that states Rhove will act as the managing member of the Syndication LLC and you expect that Rhove, as the Managing Member, or one of the subsidiaries of the Rhove SBU, will maintain management control of each of the Syndication LLCs. In your response, address how Rhove will maintain control of the Syndication LLC without holding any ownership interest.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 to disclose that each of the Syndication LLC’s operating agreements will provide that Rhove will hold a “Managing Member Interest” as the Syndication LLC’s Managing Member, which will allow Rhove to maintain management control of the Syndication LLC while not holding any ownership interest. The Company further notes that the “Managing Member Interest” does not include rights to ownership or profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of such Syndication LLC, except for a property management fee of 15-30% of the Syndicated property’s rental revenue.

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Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please do not hesitate to contact me at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Blake Baron
Name: Blake Baron

cc:	Giri Devanur, reAlpha Tech Corp.